UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SPEEDWAY MOTORSPORTS, INC.
(Exact name of the registrant as specified in its charter)

Delaware	1-13582	51-0363307
(State of other jurisdiction of	(Commission	(IRS Employer
Incorporation or organization)	File Number)	Identification No.)

5555 Concord Parkway South, Concord, NC		28027
(Address of principal executive offices)		(Zip code)

Cary Tharrington		(704) 455-3239

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Speedway Motorsports, Inc. Conflict Minerals Report for the year ended December 31, 2017 provided as Exhibit 1.01 hereto is publicly available at:

http://investors.speedwaymotorsports.com/governance/highlights/default.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report referenced in by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Exhibit 1.01 – Conflict Minerals Report referenced in Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Speedway Motorsports, Inc.
(Registrant)

/s/ William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer	May 31, 2018
By (Signature and Title)	Date

William R. Brooks, Vice Chairman, Chief Financial Officer and Treasurer
Name and Title (printed)